SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENBTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            MILESTONE SCIENTIFIC INC.
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                                (Name of Issuer)

 Common Stock, par value $.001 per share, and Units consisting of one share of
  Common Stock and one Warrant to purchase one share of Common Stock
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                         (Title of Class of Securities)

                                   59935P-10-0
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                                 (CUSIP Number)

                                  Leonard Osser
                      Chairman and Chief Executive Officer
                            Milestone Scientific Inc.
               220 S. Orange Avenue, Livingston, New Jersey 07039
                            Telephone (973) 535-2717
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 7, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                         (Continued on following pages)
                                Page 1 of 5 pages

CUSIP NO. 59935P-10-0             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      K. Tucker Andersen
      ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        1,520,599
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            92,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,520,599
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        92,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,612,599
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

Item I. Security and Issuer.

Name of Issuer: Milestone Scientific Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

            220 S. Orange Avenue
            Livingston, New Jersey 07039

Security: Common Stock, par value $.001 per share (a "Share" or the "Shares") and Units, consisting of one Share and one Warrant to purchase one Share (the "Units")

Item 2. Identity and Background.

(a) Name of Reporting Person: K. Tucker Andersen (the "Reporting Person")

(b) The Business Address of the Reporting Person is:

            c/o Cumberland Associates LLC
            1114 Avenue of the Americas
            New York, NY 10036

(c) Principal Occupation of the Reporting Person:

      The Reporting Person is a self-employed independent investor and business consultant.

(d) Criminal Convictions involving the Reporting Person:

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations).

(e) Civil Proceedings involving the Reporting Person:

      During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the $129,000 purchase price for the 430,000 Shares purchased by the Reporting Person from Cumberland Associates LLC was the Reporting Person's personal funds. The source of the purchase price for 325,000 Units purchased from the Issuer by the Reporting Person was the Reporting Person's personal funds and the cancellation of debt. No portion of the purchase price for either transaction was paid with borrowed funds or funds obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction.

      The Reporting Person acquired the Shares and Units for the purpose of investment.

      Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns 1,612,599 Shares, representing in the aggregate approximately 13.2% of the total outstanding Shares of the Company.

      (b) (i) The Reporting Person possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,520,599 Shares; and

            (ii) The Reporting Person possesses shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 92,000 Shares.

      (c) The Reporting Person effected no transactions in the Shares during the past 60 days and has never before filed Schedule 13D with respect to the Shares.

      (d) The Reporting Person's wife has the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of 75,000 Shares of the 1,612,599 Shares beneficially owned by the Reporting Person. The Reporting Person's daughters have the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of an aggregate of 17,000 Shares of the 1,612,599 Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7. Material to be Filed as Exhibits.

            None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           December 12, 2001
                                        ----------------------------------------
                                                 (Date)


                                        /s/ K. Tucker Andersen
                                        ----------------------------------------
                                             (Signature)

                                            K. Tucker Andersen
                                        ----------------------------------------
                                               (Name/Title)